Exhibit 99.1

Ballard Reports Q4 and Full Year 2021 Results

VANCOUVER, BC, March 11, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the fourth quarter and full year ended December 31, 2021. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"2021 was an important year for Ballard as we made significant progress against our strategic plan and continued to position Ballard as a leading fuel cell player in the decarbonization of medium- and heavy-duty mobility. In 2021, we deepened our customer base in our target markets and made marked progress with existing and new partnerships. This progress is critical as we begin to transition various customer programs and pilots into long-term supply agreements, order book growth, and series production," said Mr. Randy MacEwen, President and CEO. "The increased global alignment around addressing climate change and energy security support the expected proliferation of hydrogen fuel cell technology and our long-term outlook for a significant revenue ramp."

Mr. MacEwen continued, "We are encouraged by the unprecedented capital inflows we are seeing drive the hydrogen economy forward. We have developed our business model to capitalize on the growing hydrogen economy by using the same core competencies and fuel cell technology across multiple applications and markets. We believe our strategy to invest ahead of the hydrogen growth curve in our capabilities, technologies and products, as well as targeted market expansion, position us competitively against our peers and allow us to provide the best zero emissions solution to our customers at scale."

Q4 2021 Financial Highlights
(all comparisons are to Q4 2020 unless otherwise noted)

•	Total revenue was $36.7 million in the quarter, up 28% year-over-year. This increase was driven by growth in Power Product sales, more than offsetting the decline in Technology Solutions revenue.
•	Power Products generated revenue of $26.6 million in the quarter, an increase of 77%, driven by higher shipments of fuel cell products.
•	Heavy-Duty revenues of $22.5 million increased 89%, due to higher sale to customers primarily in China, Europe, and North America. European and North American Heavy-Duty Motive revenue increased 92% and 268%, respectively.
•	Material Handling revenues of $1.3 million increased 36%, primarily as a result of higher shipments to Plug Power.
•	Backup Power revenues of $2.7 million increased 30%, supported by an increase in sales of backup power fuel cell stacks, products, and service revenues in Europe.
•	Technology Solutions generated revenue of $10.1 million in the quarter, a decrease of 26% due primarily to decreased amounts earned as a result of the completion of certain customer programs.
•	Gross margin was 13% in the quarter, a decrease of 7-points, driven by a combination of a shift in revenue mix and increased labor, supply, and freight expenses.
•	Operating Expenses and Cash Operating Costs were $32.3 million and $26.6 million in the quarter, respectively, an increase of 65% and 62%, respectively. Increases were driven primarily by higher expenditure on research, technology and product development activities, including the development of next-generation fuel cell stacks and modules for target markets, as well as increased continuation engineering investments in existing fuel cell products. Costs were also higher as a result of increased general and administrative expenses and sales and marketing expenses.
•	Adjusted EBITDA was ($25.5) million, compared to ($14.5) million in Q4 2020, primarily a result of the decrease in gross margin and increase in Cash Operating Costs.
•	Ballard received approximately $21.2 million of new orders in Q4, and delivered orders valued at $36.7 million, resulting in an Order Backlog of approximately $93.1 million at end-Q4.
•	The 12-month Order Book was $67.3 million at end-Q4, a decrease of $12.1 million from the end of Q3 2021.

Order Backlog ($M)	Order Backlog at End-Q3 2021	Orders Received in Q4 2021	Orders Delivered in Q4 2021	Order Backlog at End-Q4 2021
Total Fuel Cell Products & Services	$108.5	$21.2	$36.7	$93.1

Full Year 2021 Financial Highlights
(all comparisons are to full year 2020 unless otherwise noted)

•	Total revenue was $104.5 million in 2021, approximately flat year-over-year. The slight year over year increase of 1% was driven by growth of 16% in Power Product sales, more than offsetting the decline in Technology Solutions revenue.
•	Power Products generated revenue of $68.0 million in the year, an increase of 16%, driven by higher shipments of fuel cell products.
•	Heavy-Duty revenues of $51.7 million increased 8%, due to higher shipments of fuel cell products to customers primarily in North America and Europe which more than offset declines in China. European and North American Heavy-Duty Motive revenue increased 54% and 302%, respectively.
•	Material Handling revenues of $8.1 million increased 53%, primarily as a result of higher shipments to Plug Power.
•	Backup Power revenues of $8.2 million increased 47%, supported by an increase in sales of backup power fuel cell stacks, products, and service revenues in Europe.
•	Technology Solutions generated revenue of $36.5 million in the year, a decrease of 19% due primarily to decreased amounts earned as a result of the completion of certain customer programs.
•	Gross margin was 13% in 2021, a decrease of 7-points, driven by a combination of a shift in revenue mix and increased labor, supply, and freight expenses.
•	Operating Expenses and Cash Operating Costs were $102.1 million and $83.8 million in 2021, respectively, an increase of 68% and 67%, respectively. Increases were driven primarily by higher expenditure on research, technology and product development activities, including development of next-generation fuel cell stacks and modules for target markets and increased continuation in engineering investment in existing fuel cell products, including activities related to product cost reduction. Costs were also higher as a result of increased general and administrative expenses and sales and marketing expenses.
•	Adjusted EBITDA was ($82.2) million in 2021, compared to ($38.9) million in 2020, primarily as a result of the decrease in gross margin, increase in Cash Operating Costs and higher equity loss of investment in the joint venture and associates.
•	Cash reserves were $1.1 billion at December 31, an increase of 47% from the end of Q4 2020 and a decrease of 8% from the end of Q3 2021.

Ballard Q4 and Full Year 2021 Results (CNW Group/Ballard Power Systems Inc.)

Post-Quarter Commercial Update

  On January 13, 2022, Ballard announced orders for a total of 31 modules totaling 3MW of hydrogen fuel cell power, to an undisclosed leading global construction, electric power, and off-road equipment manufacturer for testing and deployment in a variety of end-use applications. The modules are expected to be delivered in 2022 and 2023.
  On January 19, 2022, Ballard announced an order for eight additional 200kW fuel cell modules to support the expansion of Canadian Pacific's (TSX: CP; NYSE: CP) Hydrogen Locomotive Program.
  On February 1, 2022, Ballard and Chart Industries, Inc. ("Chart") (NYSE: GTLS) announced the successful test of a fuel cell powered by liquid hydrogen. The demonstration confirms that heavy-duty vehicles powered by Ballard fuel cells will be able to employ Chart HLH2 vehicle fuel systems that utilize liquid hydrogen as a fuel.
  On February 2, 2022, Ballard announced the delivery two, 200 kW FCwaveTM modules to Norled A/S, one of Norway's largest ferry and express boat operators. The fuel cell modules will power the world's first liquid hydrogen-powered ferry, the MF Hydra, later this year.
  On February 22, 2022, Ballard announced it signed a non-binding Memorandum of Understanding ("MOU") with the Adani Group (NSE: ADANIENT), the largest and fastest-growing portfolio of diversified businesses in India, to evaluate a joint investment case for the commercialization of fuel cells in various applications in India, such as truck, mining equipment, marine vessels, off-road vehicles, and critical industrial power. Under the MOU, both parties will examine various options to cooperate, including potential collaboration for fuel cell manufacturing in India.
  On February 23, 2022, Ballard announced with ABB (SIX Swiss Ex: ABBN) – a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future – that they have received a groundbreaking approval in principle ("AiP") from leading classification society DNV for a jointly developed fuel cell concept capable of generating 3 megawatts, or 4,000 HP, of electrical power. DNV is an international accredited registrar and classification society headquartered in Høvik, Norway.

2022 Outlook

In 2022, Ballard plans to increase investments in the business ahead of the hydrogen growth curve, including expanding product offering and capabilities across the value chain. Ballard's 2022 outlook includes:

Total Operating Expenses[4]: $140M – $160M	Ballard has initiated total operating expense guidance, with 2022 total operating expenses expected to be between $140 million and $160 million (compared to $102.1 million in 2021) as it continues to invest in research and product development ahead of the hydrogen growth curve by advancing new technology, product innovation, and development across bus, truck, rail, and marine markets, including next-generation MEAs, plates, stacks, and modules, and increasing sales and marketing expenditures.

Capital Expenditures[5]: $40M – $60M	Ballard has initiated full year capital expenditure guidance between $40 million and $60 million (compared to $14.7 million in 2021) as it continues to invest in testing, advanced manufacturing and production. Capital allocation includes increasing testing and prototyping capabilities, including new advanced test station equipment and refurbishments of existing testing equipment in Canada, advanced manufacturing equipment in Canada for next-generation bipolar plates, testing and assembly equipment at Ballard Motive Solutions in the UK to support powertrain and vehicle integration and assembly operations.

Introduce plan to expand global footprint	Ballard is confident in the value of investing ahead of the hydrogen growth curve and positioning its manufacturing capabilities to support anticipated scale in key markets. The company also continues to look at opportunities to expand its presence in growing markets.

Develop roadmap to achieve corporate "Mission Carbon Zero" goal by 2030	Ballard continues to focus on decarbonizing difficult to abate emissions across medium- and heavy-duty motive applications of bus, truck, rail, marine, and certain stationary and backup power applications. Ballard plans to complete its roadmap on achieving its corporate "Mission Carbon Zero" goal by 2030 in 2022.

Q4 & Full Year 2021 Financial Summary

(Millions of U.S. dollars, except per share amounts)	Three months ended December 31,			Twelve months ended December 31,
	2021	2020	% Change	2021	2020	% Change
REVENUE
Fuel Cell Products & Services:[1,2]
Heavy Duty Motive	$22.5	$11.9	89%	$51.7	$47.7	8%
Material Handling	$1.3	$0.9	36%	$8.1	$5.3	53%
Backup Power	$2.7	$2.1	30%	$8.2	$5.6	47%
Sub-Total	$26.6	$15.0	77%	$68.0	$58.6	16%
Technology Solutions	$10.1	$13.6	(26)%	$36.5	$45.3	(19)%
Total Fuel Cell Products & Services Revenue	$36.7	$28.6	28%	$104.5	$103.9	1%
PROFITABILITY Gross Margin $	$4.8	$5.6	(15)%	$14.0	$21.0	(33)%
Gross Margin %	13%	20%	(7) pts	13%	20%	(7) pts
Operating Expenses	$32.3	$19.6	65%	$102.1	$60.7	68%
Cash Operating Costs[3]	$26.6	$16.4	62%	$83.8	$50.0	67%
Equity gain (loss) in JV & Associates	($4.9)	($4.3)	(14)%	($16.1)	($12.6)	(28)%
Adjusted EBITDA[3]	($25.5)	($14.5)	(76)%	($82.2)	($38.9)	(111)%
Net Income (Loss) from continuing operations	($43.8)	($14.4)	(204)%	($114.4)	($49.5)	(131)%
Earnings Per Share	($0.15)	($0.05)	(200)%	($0.39)	($0.20)	(95)%
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Income (Loss)	($23.5)	($6.7)	(252)%	($68.9)	($25.8)	(167)%
Working Capital Changes	($7.1)	$0.0	n.a.	($11.6)	($17.1)	32%
Cash provided by (used in) Operating Activities	($30.7)	($6.7)	(360)%	($80.5)	($42.9)	(87)%
Cash Reserves	$1,123.9	$763.4	47%

For a more detailed discussion of Ballard Power Systems' fourth quarter 2021 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Monday, March 14, 2022 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review fourth quarter 2021 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning the hydrogen economy and markets for our products and the effects of governmental regulations on such markets, expected revenues, operating expenses, capital expenditures, corporate development activities, impacts of investments in manufacturing and R&D capabilities and market growth, and our carbon emissions goals. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Endnotes

1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

[2] The UAV market has been classified as a discontinued operation in our third quarter of 2020 consolidated condensed financial statements. As such, the assets of the UAV market have been classified as assets held for sale as of September 30, 2020. Furthermore, the historic operating results of the UAV market for 2020 have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income as income from discontinued operations.

[3] Note that Cash Operating Costs, EBITDA, and Adjusted EBITDA are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, and Adjusted EBITDA to the Consolidated Financial Statements, please refer to the tables below.

Cash Operating Costs measures operating expenses excluding stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition related costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss from continuing operations excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, the impact of unrealized gains or losses on foreign exchange contracts, and acquisition related costs.

[4] Total Operating Expenses refer to the measure reported in accordance with IFRS.

[5] Capital Expenditure is defined as Additions to property, plant and equipment and Investment in other intangible assets as disclosed in the Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Cash Operating Costs	2021	2020	$ Change
Total Operating Expenses	$32,307	$19,559	$12,748
Stock-based compensation expense	(2,319)	(2,347)	28
Impairment recovery (losses) on trade receivables	(11)	(60)	49
Acquisition related costs	(1,580)	-	(1,580)
Restructuring (charges) recovery	(9)	(26)	17
Impact of unrealized gains (losses) on foreign exchange contracts	263	324	(61)
Depreciation and amortization	(2,047)	(1,060)	(987)
Cash Operating Costs	$26,604	$16,390	$10,214

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Cash Operating Costs	2021	2020	$ Change
Total Operating Expenses	$102,116	$60,745	$41,371
Stock-based compensation expense	(9,669)	(6,228)	(3,441)
Impairment recovery (losses) on trade receivables	(54)	(310)	256
Acquisition related costs	(2,115)	-	(2,115)
Restructuring (charges) recovery	(156)	(66)	(90)
Impact of unrealized gains (losses) on foreign exchange contracts	(519)	259	(778)
Depreciation and amortization	(5,821)	(4,371)	(1,450)
Cash Operating Costs	$83,782	$50,029	$33,753

(Expressed in thousands of U.S. dollars)	Three months ended December 31
EBITDA and Adjusted EBITDA	2021	2020	$ Change
Net loss from continuing operations	$(43,836)	$(14,408)	$(29,428)
Depreciation and amortization	3,272	1,768	1,504
Finance expense	313	324	(11)
Income taxes (recovery)	(233)	(39)	(194)
EBITDA	$(40,484)	$(12,355)	$(28,129)
Stock-based compensation expense	2,319	2,347	(28)
Acquisition related costs	1,580	-	1,580
Finance and other (income) loss	11,366	(4,138)	15,504
Impairment loss on assets	-	-	-
Impact of unrealized (gains) losses on foreign exchange contracts	(263)	(324)	61
Adjusted EBITDA	$(25,482)	$(14,470)	$(11,012)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
EBITDA and Adjusted EBITDA	2021	2020	$ Change
Net loss from continuing operations	$(114,397)	$(49,469)	$(64,928)
Depreciation and amortization	9,752	7,405	2,347
Finance expense	1,294	1,303	(9)
Income taxes (recovery)	(216)	130	(346)
EBITDA	$(103,567)	$(40,631)	$(62,936)
Stock-based compensation expense	9,669	6,228	3,441
Acquisition related costs	2,115	-	2,115
Finance and other (income) loss	8,813	(4,282)	13,095
Impairment loss on assets	263	-	263
Impact of unrealized (gains) losses on foreign exchange contracts	519	(259)	778
Adjusted EBITDA	$(82,188)	$(38,944)	$(43,244)

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For further information: Kate Charlton +1.604.453.3939, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 23:30e 11-MAR-22